Exhibit 99.1

News Release

Orla Mining Reports Fourth Quarter 2025 Financial Results

Company generates record $133 million in free cash flow to support self-funded growth model

VANCOUVER, BC, March 19, 2026 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") today announces the results for the fourth quarter and year ended December 31, 2025.

(All amounts expressed in U.S. dollars unless otherwise stated)

Fourth Quarter 2025 Summary

•	Fourth quarter gold production was 95,405 ounces and gold sold was 92,889 ounces. Total annual gold production for 2025 was 300,620 ounces and the Company exceeded its full-year 2025 production guidance (pre-released).
•	Fourth quarter all-in sustaining cost¹ ("AISC") was $1,536 per ounce of gold sold, while full year AISC was $1,458 per ounce of gold sold, within the guidance range of $1,350 to $1,550 per ounce of gold sold.
•	Net income for the fourth quarter was $79.2 million or $0.23 per share
•	Adjusted earnings[1] for the fourth quarter were $143.1 million or $0.42 per share.
•	Cash flow from operating activities before changes in non-cash working capital was $165.4 million while free cash flow[1] was $133.4 million, during the fourth quarter.
•	Exploration and project expenditure[1] was $43.9 million during the quarter, of which $12.3 million was expensed and $31.6 million was capitalized.
•	Musselwhite exploration results confirmed high grade mineralization extending two kilometres beyond current operations, strengthening confidence in significant resource growth potential and extended mine life.
•	The Company ended the year with $420.8 million in cash and $385.0 million in face value of debt, resulting in $35.8 million in net cash[1] and $480.8 million in liquidity[1]. Subsequent to year end, the Company repaid an additional $30.0 million towards its revolving credit facility.
•	In late 2025, the Company announced an inaugural quarterly dividend of US$0.015, which was paid in February 2026.

Other Recent News

•	In January 2026, the Company announced the results of the updated Feasibility Study for the South Railroad Project in Nevada, along with Board approval for spending on detailed engineering, procurement, and project execution in advance of mid-2026 construction start upon permit receipt.
•	In February 2026, the Company announced a positive Preliminary Economic Assessment ("PEA") evaluating the potential for a stand-alone underground development beneath the existing Camino Rojo open pit, outlining a pathway to a larger-scale, long-life underground mining operation and processing facility in Zacatecas, Mexico.
•	Subsequent to year end 2025, Orla received the required approvals and permits from the Mexican Environmental Department ("SEMARNAT"), including the Environmental impact assessment (Manifestación de Impacto Ambiental, "MIA") and the Change of Land Use ("CUS") for the remaining expansion of the Camino Rojo oxide heap leach open-pit operations and for the development of an underground exploration decline. The approval of the MIA is conditional upon Orla meeting certain customary conditions and standard requirements.
[1] Non-GAAP measure. Refer to the "Non-GAAP Measures" section of this press release.

"2025 was a pivotal year for Orla as we successfully integrated Musselwhite into our growing platform. The mine is already contributing meaningfully to our production and cash flow. Orla's initial exploration results have been highly encouraging, supporting near-term reserve and resource growth and the potential for significant mine life extension.

Camino Rojo proved resilient despite an operational setback, and with the advancement of the sulphide underground project, we see a long and productive future ahead in Mexico. In Nevada, we are preparing for a mid-year construction start, marking the next step in unlocking value from our third mine.

I'm proud of the team's financial discipline, strong safety and environmental performance, and the solid foundation we've built for growing value creation."

     -   Jason Simpson, President and Chief Executive Officer of Orla

Financial and Operations Update

Table 1: Financial and Operating Highlights
Operating		Q4 2025	FY 2025
Consolidated
Total Gold Produced	oz	95,405	300,620
Total Gold Sold	oz	92,889	297,013
Average Realized Gold Price[2]	$/oz	$4,025	$3,485

Cash Cost per Ounce[2,3]	$/oz	$1,093	$1,061
All-in Sustaining Cost per Ounce[2,3]	$/oz	$1,536	$1,458

Musselwhite, Canada[1]
Ore Milled	tonnes	361,407	1,089,896
Milled Ore Gold Head Grade	g/t	6.77	6.04
Gold Produced	oz	75,818	203,856
Gold Sold	oz	73,910	198,970

Camino Rojo, Mexico
Ore Stacked	tonnes	1,862,807	8,938,173
Stacked Ore Gold Grade	g/t	0.47	0.54
Gold Produced	oz	19,587	96,764
Gold Sold	oz	18,979	98,043

Financial
Revenue	$m	$378.5	$1,057.9
Cost of Sales - Operating Cost	$m	$94.0	$319.2
Net Income	$m	$79.2	$106.9
Adjusted Earnings[2]	$m	$143.1	$318.9
Earnings per Share - basic	$/sh	$0.23	$0.33
Adjusted Earnings per Share - basic[2]	$/sh	$0.42	$0.97

Cash Flow from Operating Activities before Changes in Non-Cash Working Capital	$m	$165.4	$782.4
Free Cash Flow[2]	$m	$133.4	$680.8

Financial Position		Dec 31, 2025	Dec 31, 2024
Cash and Cash Equivalents	$m	$420.8	$326.9
Net Cash (Net Debt)[2]	$m	$35.8	$(93.1)
[1] Orla completed the acquisition of Musselwhite on February 28, 2025. Operational figures (excluding cash cost and AISC) are provided from March 1, 2025 onwards.
[2] Non-GAAP measure. Refer to the "Non-GAAP Measures" section of this news release.
[3] Cash cost and AISC on a year-to-date basis for 2025 include the impact of the Musselwhite Mine as of April 1, 2025 onwards. Refer to "Non-GAAP Measures" for further discussion.

2025 Guidance Comparison

A comparison of this revised guidance versus actual is provided below. As the acquisition of Musselwhite closed on February 28, 2025, figures in the table below include ten (10) months of production and expenditures for Musselwhite. However, cash cost and AISC include nine (9) months of production and costs.

		2025 Revised Guidance	2025 Actual
Gold Production	oz	265,000 - 285,000	300,620
Total Cash Cost [1] (net of by-product)	$/oz Au sold	$900 - $1,100	$1,061
AISC 1,2.3	$/oz Au sold	$1,350 - $1,550	$1,458

Capital Expenditures [2]	$ million	130.0	122.3
Sustaining Capital Expenditures	$ million	95.0	79.0
Musselwhite		90.0	72.0
Camino Rojo		5.0	7.0
Non-Sustaining Capital Expenditures	$ million	35.0	43.3
Musselwhite		18.0	23.4
Camino Rojo		7.0	9.7
South Carlin - capital projects		10.0	10.2

Exploration & Project Development (expensed)[2]	$ million	43.0	37.6
Musselwhite		7.0	4.7
Camino Rojo		9.0	7.4
South Carlin - exploration expense		15.0	14.7
South Carlin - project development		12.0	10.8
Corporate G&A (including share-based comp.)	$ million	33.0	55.6
[1] Cash cost and AISC include nine (9) months of production and costs from Musselwhite, and full year from Camino Rojo and Corporate G&A (inclusive of share-based compensation). Cash costs and AISC are non-GAAP measures. See section V - NON-GAAP MEASURES of this MD&A for additional information.
[2] Exchange rates used to forecast cost metrics in the guidance include USD/MXN of 18.0 and USD/CAD of 1.33.
[3] Corporate G&A costs include one-time costs associated with the closing of the Musselwhite transaction of approximately $10 million. These costs are excluded from the AISC calculation. Refer to the Non-GAAP section for further detail.

Fourth Quarter 2025 Consolidated Summary

Gold produced during the quarter totaled 95,405 ounces, with a notable contribution from the Musselwhite Mine. Gold sold during the quarter totaled 92,889 ounces, also a quarterly record. Consolidated cash costs and AISC totaled $1,093 and $1,536 per ounce of gold sold, respectively.

Musselwhite

During the quarter, Musselwhite mined 370,622 tonnes of ore and processed 361,407 tonnes at a mill head grade of 6.77 g/t gold. Gold recovery rates of 95.7% resulted in gold production of 75,818 ounces. Gold sold during the quarter was 73,910 ounces.

December ended with six consecutive months of consistent ore supply to the mill from the mine at an average milling rate of approximately 3,800 tonnes per day, something that has not been achieved in many years at Musselwhite.

Main ramp development was extended to the next level in the PQ zone providing another mining horizon in that zone with additional operational flexibility.

Development in the 1080 exploration ramp continued to advance in preparation of the arrival of several additional underground diamond drills in the first quarter of 2026. The additional drills will be used to accelerate efforts to upgrade mineralization extensions in the PQ zone.

Lateral development metres in the quarter totalled 3,338 metres. Lateral development allows access to mining horizons for existing reserves and provides additional drill platforms to support the underground exploration drill program to grow reserves, resources, and mineral inventories. During the quarter, lateral development amounted to $53.8 million of which $35.9 million was expensed and $17.9 million was capitalized.

Sustaining capex was $27.2 million, mostly driven by underground development, new mobile mining equipment, and PQ Extension.

At December 31, 2025, the Musselwhite Mine Mineral Resource increased favourably year-over-year. Measured and Indicated Resources totalled 7.67 million tonnes at 3.52 g/t Au for 0.87 million ounces (Measured: 2.3 Mt at 4.02 g/t, Indicated: 5.4 Mt at 3.31 g/t), compared with 3.79 million tonnes at 4.15 g/t Au for 0.51 million ounces at year-end 2024 (Measured: 1.5 Mt at 4.21 g/t, Indicated 2.3 Mt at 4.10 g/t). Inferred resources increased to 11.90 million tonnes at 3.71 g/t Au for 1.42 million ounces from 1.86 million tonnes at 4.99 g/t Au for 0.30 million ounces in the prior year. Proven and Probable Mineral Reserves remained stable, successfully replacing annual depletion, with 8.72 million tonnes at 5.18 g/t Au for 1.45 million ounces as of December 31, 2025 (Proven: 4.2 Mt at 5.76 g/t, Probable: 4.5 Mt at 4.64 g/t). See the Company's annual information form dated March 19, 2026 for additional information.

Camino Rojo Operations Summary

The Camino Rojo Oxide Gold Mine produced 19,587 ounces of gold in the fourth quarter of 2025.

During the quarter, Camino Rojo mined nearly 1.8 million tonnes of ore and nearly 2.7 million tonnes of waste, for an implied strip ratio of 1.52. This higher strip ratio was a result of the pit wall event that occurred in July 2025. As stabilization activities continued through the second half of 2026, a new ramp was established that required the removal of overburden material and waste material which resulted in a higher-than-normal strip ratio.

During the quarter, a total of 1.9 million tonnes of ore grading an average of 0.47 g/t gold were placed on the heap leach pad. This included material from low-grade stockpiles that was stacked while mining activities were ramping back up to full capacity following the pit wall event in late July. Gold sold during the quarter totaled 18,979 ounces and sustaining capital totaled $1.5 million.

Subsequent to the year end, the Mexican Federal Environmental Department ("SEMARNAT") approved the Company's Environmental Impact Statement ("Manifestación de Impacto Ambiental" or "MIA") for the expansion of the Camino Rojo Oxide Mine. This approval, together with the Change of Land Use authorization which has also been received, provides the permits required to mine the remainder of the oxide open pit, including the layback area to the north. The MIA also permits construction of an exploration decline to support continued advancement of the Camino Rojo Underground project. This milestone provides operating flexibility at Camino Rojo and supports both oxide mine optimization and underground development. The approval of the MIA is conditional upon Orla meeting certain customary conditions and standard requirements.

Project and Exploration Summary

During the quarter, exploration focused on drilling activities at Musselwhite in Canada, Camino Rojo in Mexico, and the South Carlin Complex (including the South Railroad Project) in Nevada. For the fourth quarter, a total of 26,753 metres were drilled, with 16,146 metres at Musselwhite, 4,623 metres in Mexico, and 5,984 metres in Nevada. Project development activities during the period focused on advancing permitting efforts and feasibility study update for the South Railroad Project in Nevada and progressing the preliminary economic assessment for the underground sulphide project at Camino Rojo.

Musselwhite, Ontario:

The 2025 exploration program at Musselwhite advanced through the fourth quarter with a focus on: (1) deep directional drilling along the Mine Trend, (2) ongoing underground drilling for reserve and resource growth and definition, and (3) near-mine surface drilling. Results received during the quarter and throughout 2025 confirmed the continuity of geology and gold mineralization up to two kilometres beyond current operations. Underground drilling intersected high-grade mineralization in the upper and lower mine areas across the Redwings, Lynx, West Limb, and PQ Extension zones, while near-mine surface exploration returned shallow, encouraging mineralization from early-stage targets.

The deep directional drilling program continued to evaluate the down-plunge extension of the Mine Trend, with a total of 12,553 metres completed during the year. Results received during the fourth quarter confirmed continuity of gold mineralization two kilometres from current operations and indicate the potential for stacked mineralized zones, with an upper horizon interpreted as the Lynx zone and a lower horizon interpreted as the PQ zone. Drilling completed to date is interpreted to have been drilled above the PQ Extension horizon. This interpretation of stacked mineralized zones at depth remains under evaluation, with further drilling planned through 2026 to test the continuity, geometry and grade distribution of both zones.

Underground exploration drilling continued throughout 2025 and into year-end, focused on reserve replacement, resource expansion, and inventory definition within Lynx, Redwings, West Limb, and PQ Extensions zones. Results returned multiple high-grade intersections, supporting production and growth, and contributed to improved geological confidence in near-term production areas. A total of 32,131 metres of underground exploration drilling was completed during the year, and the program will continue in 2026 with six underground drill rigs.

The initial near-mine surface drilling program was completed in October 2025 and returned shallow gold mineralization across multiple targets, including a narrow high-grade intersection southeast of the mine toward the Karl Zeemal mineralized zone. A total of 6,558 metres of near-mine surface drilling was completed during the year. The combined historical and recent results support the potential for additional mill feed sources, subject to further exploration work and evaluation. Follow up drilling in 2026 will continue in the Camp Bay target area and along the four-kilometre strike trend along the Musselwhite SE extension, alongside the review, modeling, and estimation of the Camp Bay and Karl Zimmel mineralized zones.

Results from the 2025 exploration program are summarized in the Company's press releases dated October 6, 2025, "Orla Mining Discovers Potential Two-Kilometre Extension at Musselwhite", and December 18, 2025, "Orla Confirms Two-Kilometre Gold Trend Extension at Musselwhite."

For 2026, Orla is advancing the second year of its aggressive exploration program, building on programs initiated in 2025. Efforts continue to target the Mine Trend Extension, underground resource and reserve growth, and selective near-mine satellite opportunities, supporting potential mine life extensions and future operational expansions. The deep directional, underground exploration and the follow-up near-mine surface 2026 programs are underway, while the team will also be initiating data review, interpretation, and target definition across the extensive regional land position.

South Railroad Project & South Carlin Complex, Nevada:

South Railroad is a permitting stage gold heap leach project located in Nevada, USA, and forms a part of the Company's larger South Carlin Complex ("South Carlin") land package on the prolific Carlin Trend. South Railroad represents Orla's next construction build and is expected to increase the Company's consolidated annual gold production close to 500,000 ounces.

The South Railroad Project, situated on federal land, is currently advancing under the guidance of the US Bureau of Land Management (BLM) as a FAST-41 Covered Project in accordance with the National Environmental Policy Act (NEPA) for permitting. In November, South Railroad transitioned from participation under the FAST-41 transparency process to full coverage as a FAST-41 project. FAST-41 coverage provides tools to support efficient review, reduce uncertainty, and help ensure the project meets the highest standards of environmental stewardship and regulatory compliance.

The BLM's Record of Decision, the final permitting decision, is targeted for mid 2026. On January 15, 2026, Orla announced the results of an optimized feasibility study for the South Railroad Project. The supporting 43-101 Technical Report was filed in the quarter. The study results reaffirmed the strong attributes of the South Railroad Project, notably the robust production profile and margins. Underpinning the updated study was significant engineering work, contractor and supplier engagement, and project optimizations, forming the basis for the initial capital cost estimate of $395 million. Project enhancements include a two-stage crushing circuit and improvements to the overall development scope.

Orla has a clear path to advance South Railroad into construction and production. With the feasibility study complete, the project has entered execution, and M3 Engineering ("M3") has been awarded the EPCM contract following a competitive process. Engineering and procurement are progressing, with field construction targeted for mid-2026, subject to final permits, and an estimated 18-month build schedule.

In November 2025, Orla completed its 2025 exploration program at South Carlin, with 5,984 metres drilled during the fourth quarter, for a program total of 18,184 metres drilled for the year. The program focused on strengthening geological understanding, refining models, expanding and upgrading resources at Dark Star and Pinion, and advancing satellite deposits. Drilling also identified new zones of oxide gold mineralization, including Spike and the emerging Firebox target. Drilling at the Pinion deposit intersected 67.1 m at 1.06 g/t Au (oxide), highlighting potential for pit expansion beyond current reserves. At the Dark Star deposit, drilling returned 22.6 m at 5.65 g/t Au including 5.0 m at 15.1 g/t Au (oxide), highlighting an opportunity to extend the oxide envelope and support potential pit growth. Drilling at the Firebox target intersected 24.4 m at 1.08 g/t Au (oxide) in the first hole, highlighting potential for a new oxide satellite deposit approximately 500 metres from the Pinion deposit (see December 2, 2025 news release, "Orla Mining Discovers High-Grade Oxide Gold Beyond Pit Shells at South Carlin Complex, Reinforcing Growth Trajectory Ahead of 2026 Construction").

The 2026 exploration program is planned to commence in the second quarter, 2026 and will focus on potential pit extensions at Pinion, Dark Star and Jasperoid Wash to support resource and reserve growth and assess opportunities to extend mine life, as well as advancing oxide targets and mineralized zones proximal to the South Railroad development area.

Camino Rojo Underground and Zone 22:

During the fourth quarter of 2025, Orla completed its infill drill program at Camino Rojo focused on the upper part of Zone 22, building on the first underground Mineral Resource estimate released on June 5, 2025 (see June 5, 2025 news release). 3,052 metres were drilled during the quarter, with a total of 21,891 metres drilled during the year.

Drilling since 2020 led to the initial underground Mineral Resource estimate in June 2025 and, with additional early-2025 results, supported the updated underground Mineral Resource estimate included in the 2026 Preliminary Economic Assessment (PEA) (see February 19, 2026 news release). A technical report prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") supporting the updated resource estimate was filed on March 18, 2026, and is available on the Company's website, as well as on SEDAR+ and EDGAR.

A 2026 drill program to support the generation of metallurgical, geotechnical, and hydrological material for Pre-Feasibility Study (PFS) began in January 2026, with approximately 4,300 metres of drilling planned.

During the fourth quarter, the regional exploration program was completed with 1,571 metres drilled, for a year-end total of 4,735 metres drilled across four targets: Hacheros, Lago Azul, Majoma and Miserias. The 2026 regional drill program is expected to begin in the second half with 4,400 metres planned.

2026 Guidance Summary

		FULL YEAR	H1	H2
Gold Production
Camino Rojo	oz	110,000 - 120,000	40,000 - 45,000	70,000 - 75,000
Musselwhite	oz	230,000 - 240,000	110,000 - 115,000	120,000 -125,000
Total Gold Production	oz	340,000 - 360,000	150,000 - 160,000	190,000 - 200,000

Total Cash Cost (net of by-product)
Camino Rojo	$/oz sold	$850 - $950	$1,100 - $1,200	$700 - $800
Musselwhite	$/oz sold	$1,200 - $1,300	$1,200 - $1,300	$1,200 - $1,300
Total Cash Cost - Consolidated	$/oz sold	$1,000 - $1,200	$1,150 - $1,250	$1,000 - $1,100

AISC -
Camino Rojo	$/oz sold	$1,150 - $1,250	$1,650 - $1,750	$850 - $950
Musselwhite	$/oz sold	$1,650 - $1,850	$1,750 - $1,850	$1,600 - $1,700
All-In Sustaining Costs - Consolidated	$/oz sold	$1,550 - $1,750	$1,800 - $1,900	$1,400 - $1,500
1. AISC and Cash Costs are non-GAAP measures. See the "Non-GAAP Measures" section of this news release for additional information.
2. Exchange rates used to forecast cost metrics include MXN/USD of 18.5 and CAD/USD of 1.35. A +/-1.0 change to the MXN/USD exchange rate would have an impact of +/-$27/oz on Camino Rojo's AISC and a +/-0.05 change to the CAD/USD exchange rate would have an impact of +/-$53/oz on Musselwhite's AISC.

Capital Expenditures		FULL YEAR
Camino Rojo
Sustaining capital expenditures (including capitalized stripping)	$m	$35
Non-sustaining - Capital projects	$m	$3
Non-sustaining - Exploration	$m	$2
Musselwhite
Sustaining capital expenditures	$m	$120
Non-sustaining - Development & Other	$m	$25
Non-sustaining - Exploration		$30
South Carlin Complex
Non-sustaining - Including South Railroad Construction	$m	$215
Total Capital Expenditures	$m	$430

Exploration and Project Development Expenses
Camino Rojo - Exploration Expense	$m	$5
Musselwhite - Exploration Expense	$m	$5
South Carlin Complex - Exploration Expense	$m	$15
South Carlin Complex - Project Development	$m	$15
Total Exploration and Development Expenses	$m	$40

Corporate G&A
Corporate General & Administrative Costs	$m	$30
Share Based Compensation (non-cash)	$m	$5
Total Corporate G&A	$m	$35

For more details on the 2026 Guidance, please refer to the January 20, 2026, news release "Orla Mining Achieves Record Quarterly Production Propelling Company Above 300,000 Ounces for 2025, setting up a Catalyst-Rich 2026".

Financial Statements

Orla's audited consolidated financial statements and management's discussion for the year ended December 31, 2025, are available on the Company's website at www.orlamining.com, and under the Company's profiles on SEDAR+ and EDGAR.

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, and Mr. Sylvain Guerard, P. Geo., Senior Vice President, Exploration of the Company, who are the Qualified Persons as defined under NI 43-101 - Standards of Disclosure for Mineral Projects.

Fourth Quarter 2025 Conference Call

Orla expects to release its fourth quarter 2025 operating and financial results on Thursday, March 19, 2026, and will host a conference call on Friday, March 20, 2026, at 10:00 AM, Eastern Time, to provide a corporate update.

Dial-In Numbers / Webcast:

USA - Toll-Free:	+1 (800) 715-9871

USA / International Toll:	+1 (646) 307-1963
Canada - Toll-Free:	+1 (800) 715-9871

Canada - Toronto Toll:	+1 (647) 932-3411

Conference ID:	3544395

Webcast:	https://orlamining.com/investors/

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine and the potential underground project. The property covers over 139,000 hectares which contains a large oxide and sulphide Mineral Resource; (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced close to 6 million ounces of gold, with a long history of resource growth and conversion; and (3) South Railroad (South Carlin Complex), in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

NON-GAAP MEASURES

We have included herein certain performance measures ("non-GAAP measures") which are not specified, defined, or determined under generally accepted accounting principles ("GAAP"). These non-GAAP measures are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, we use such measures to provide additional information, and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

AVERAGE REALIZED GOLD PRICE

Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold.

	Q4 2025	Q4 2024	YEAR 2025	YEAR 2024
Revenue	$378,491	$92,763	$1,057,881	$343,918
Silver sales	(4,595)	(3,907)	(22,857)	(12,989)
Gold sales	373,896	88,856	1,035,024	330,929
Ounces of gold sold	92,889	33,288	297,013	138,474
AVERAGE REALIZED GOLD PRICE	$4,025	$2,669	$3,485	$2,390

NET CASH

Net cash is calculated as cash and cash equivalents and short-term investments less total debt adjusted for unamortized deferred financing charges at the end of the reporting period.

	December 31, 2025	December 31, 2024
Cash and cash equivalents	$420,776	$160,849
less: face value of revolving facility	(90,000)	-
less: face value of term facility	(95,000)	-
less: face value of convertible notes	(200,000)	-
NET CASH	$35,776	$160,849

LIQUIDITY

Liquidity is defined as cash and cash equivalents plus undrawn amounts available under the Company's credit facilities and is a measure of the Company's financial flexibility and ability to meet its obligations as they come due. This measure provides a more comprehensive view of funds readily available to support operations, capital expenditures, and other commitments than cash alone. We believe Liquidity is useful to investors as it reflects the Company's total available sources of funding without the need to raise additional external capital.

	December 31,2025	December 31, 2024
Cash	$420,776	$160,849
Undrawn amounts on credit facilities	60,000	150,000
LIQUIDITY	$480,776	$310,849

ADJUSTED EARNINGS AND ADJUSTED EARNINGS PER SHARE

Adjusted earnings excludes unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company.

	Q4 2025	Q4 2024	YEAR 2025	YEAR 2024
Net income for the period	$79,242	$26,087	$106,895	$88,981
Change in fair values of financial instruments	45,270	(3,138)	145,735	(3,138)
Unrealized foreign exchange	917	(2,196)	5,318	(6,701)
One-time Musselwhite acquisition costs	-	-	11,987	-
Increased costs from inventory fair value adjustment	-	-	10,513	-
Panama arbitration costs	370	-	370	-
Mexico site reviews	8,297	-	8,297	-
Share based compensation related to PSUs	2,296	1,106	4,862	1,439
Accretion of deferred revenue	6,733	123	24,947	489
ADJUSTED EARNINGS	$143,125	$21,982	$318,924	$81,070

Millions of shares outstanding - basic	339.5	321.4	328.9	318.7
Adjusted earnings per share - basic	$0.42	$0.07	$0.97	$0.25

Companies may choose to expense or capitalize costs incurred while a project is in the exploration and evaluation phase.  Our accounting policy is to expense these exploration costs. To assist readers in comparing against those companies which capitalize their exploration costs, we note that included within Orla's net income for each period are exploration costs which were expensed, as follows:

	Q4 2025	Q4 2024	YEAR 2025	YEAR 2024
Exploration & evaluation expense	$12,272	$9,549	$43,343	$34,595

FREE CASH FLOW

Free Cash Flow is calculated as cash flow from operating activities net of additions to property, plant and equipment, and expenditures on mine development. The Company believes market participants use Free Cash Flow to evaluate the Company's operating cash flow capacity to meet non-discretionary outflows of cash. Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS Accounting Standards.

Included within the figures for the year ended December 31, 2025, is $360.8 million received under the gold prepay arrangement.

	Q4 2025	Q4 2024	YEAR 2025	YEAR 2024
Cash flow from operating activities	$178,034	$44,801	$803,269	$174,619
Purchases of plant and equipment	(12,991)	(2,564)	(35,072)	(16,110)
Expenditures on mineral properties	(30,712)	(2,629)	(82,409)	(13,318)
Stripping costs deferred	(942)	-	(5,025)	-
FREE CASH FLOW	$133,389	$39,608	$680,763	$145,191

CASH COST AND ALL-IN SUSTAINING COST

Cash cost per ounce is calculated by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold. All-in Sustaining Cost is a performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018.  Management believes that these two measures are useful to market participants in assessing operating performance and the Company's ability to generate free cash flow from current operations.

The Musselwhite Mine was acquired on February 28, 2025, and accounting rules require metal inventory on hand at acquisition date (February 28, 2025) to be valued on the books at fair value rather than historical cost which is ordinarily the case. Accordingly, Orla management concluded it would not be meaningful to readers to present cash costs and AISC for Musselwhite Mine for the one-month period ended March 31, 2025. The tables below exclude the costs of, and gold sales of, Musselwhite Mine for the period March 1 to March 31, 2025. Consequently, the year-to-date numbers presented in the table below have been adjusted to reflect Musselwhite's contribution as of April 1, 2025.

	Three months ended December 31, 2025				Year ended December 31, 2025
CASH COST	Camino Rojo	Mussel-white	Corporate	Total	Camino Rojo	Mussel-white	Corporate	Total
Cost of sales - operating costs	$23,411	$70,625	$-	$94,036	$87,588	$204,294	$-	$291,882
Inventory valuation adjustment at acquisition	-	-	-	-	-	(744)	-	(744)
Cost of sales - royalties	2,480	9,606	-	12,086	10,490	19,660	-	30,150
Silver sales	(4,059)	(536)	-	(4,595)	(21,823)	(1,034)	-	(22,857)
CASH COST	$21,832	$79,695	$-	$101,527	$76,255	$222,176	$-	$298,431

Ounces of gold sold	18,979	73,910	n/a	92,889	98,043	183,125	n/a	281,168
Cash cost per ounce sold	$1,150	$1,078	n/a	$1,093	$778	$1,213	n/a	$1,061

	Three months ended December 31, 2025				Year ended December 31, 2025
ALL-IN SUSTAINING COST	Camino Rojo	Mussel-white	Corporate	Total	Camino Rojo	Mussel-white	Corporate	Total
Cash cost, as above	$21,832	$79,695	$-	$101,527	$76,255	$222,176	$-	$298,431
Office and administration	-	-	5,506	5,506	-	-	25,805	25,805
Share based payments (excl PSUs)	34	354	712	1,100	132	1,068	3,045	4,245
Accretion of ARO	144	802	-	946	535	2,168	-	2,703
Amortization of site closure asset	46	3,951	-	3,997	245	5,423	-	5,668
Purchase of equipment - sustaining	518	10,442	-	10,960	1,972	18,435	-	20,407
Deferred stripping costs	942	-	-	942	5,025	-	-	5,025
Capitalized development - sustaining	-	16,804	-	16,804	-	45,527	-	45,527
Lease payments	167	707	-	874	647	1,519	-	2,166
ALL-IN SUSTAINING COST	$23,683	$112,755	$6,218	$142,656	$84,811	$296,316	$28,850	$409,977

Ounces of gold sold	18,979	73,910	n/a	92,889	98,043	183,125	n/a	281,168
All-in sustaining cost per ounce sold	$1,248	$1,526	n/a	$1,536	$865	$1,618	n/a	$1,458

(note, the tables above exclude costs and gold sales for Musselwhite Mine for the period March 1 to March 31, 2025)

EXPLORATION AND PROJECT DEVELOPMENT COSTS

Exploration and project development costs are calculated as the sum of costs related to exploration and to project development.  Some of these costs have been expensed, while some of these have been capitalized, in accordance with our accounting policies.

	Q4 2025	Q4 2024	YEAR 2025	YEAR 2024
Exploration and evaluation expense	$12,272	$9,549	$43,343	$34,595
Expenditures on mineral properties and deferred stripping costs capitalized	31,654	2,629	87,434	13,318
EXPLORATION AND PROJECT DEVELOPMENT	$43,926	$12,178	$130,777	$47,913

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the Company's revised 2026 guidance, including production, expenditures, cash costs, and AISC; the Company's exploration programs, including timing, expenditures, and the goals and results thereof; mine life extension and prospectivity of the Company's properties; the PEA and the results thereof; Mineral Resource and Mineral Reserve estimates and potential growth thereof; the timing of permitting, construction, and production at South Railroad; the Company's self-funded growth model; the transition to underground mining at Camino Rojo; the Company's ability to reach annual gold production of 500,000 ounces; and the Company's goals and objectives. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the Layback Agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of Mineral Resources and Mineral Reserves; risks related to the Company's indebtedness and gold prepay; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; tailings risks; reclamation costs; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies and preliminary economic assessments; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of the Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2026, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

CO: Orla Mining Ltd.

CNW 17:54e 19-MAR-26